UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Sanwa Cayman Finance Limited

and 5 Other Companies

Tokyo, March 28, 2006 —Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate Sanwa Cayman Finance Limited and 5 other companies (collectively, ‘the Subsidiaries’), all of which are subsidiaries of BTMU.

1.	Outline of the Subsidiaries

Names of the Subsidiaries:

(1) Sanwa Cayman Finance Limited

(2) Sanwa Cayman Investment Limited

(3) Sanwa Cayman Treasury Fund Limited

(4) Sanwa Cayman Monetary Fund Limited

(5) Sanwa Cayman International Investment Limited

(6) Sanwa Cayman Securities Investment Limited

Address:	(1) to (6) : Maples and Calder, Ugland House, P.O.Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies

Director:	(1) to (6) : Akihiro Sugimura

Capital:	(1) and (2): US dollars 100, respectively (3) to (6) : US dollars 50 Thousand, respectively

Business:	(1) to (6) : US Treasury Bonds and Bills investment

2.	Reason for Liquidation

Sanwa Bank Limited, one of the predecessor companies of BTMU, established the Subsidiaries in 1997 and 1998 in order to assure US dollar liquidity in case of emergent situations at Subsidiaries holding US Treasury Bonds and Bills. However, considering BTMU’s current management environment, BTMU has decided that such assurance is no longer needed and has decided to liquidate the Subsidiaries.

3.	Timing of Liquidation

Liquidation is expected to be completed by the end of March 2007.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651